Exhibit (a)(1)(HH)

FOR IMMEDIATE RELEASE

Contact:

Nadine Padilla

Vice President, Corporate & Investor Relations

(858) 805-2820

Joele Frank / Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8627

BIOSITE RECEIVES REVISED OFFER FROM INVERNESS MEDICAL

REGARDING POSSIBLE CASH TENDER OFFER

SAN DIEGO, May 10, 2007 – Biosite Incorporated (Nasdaq: BSTE) today announced that it has received a letter from Inverness Medical Innovations, Inc. (Amex: IMA) contemplating an offer by Inverness to purchase, by way of a cash tender offer, 100% of the outstanding shares of common stock of Biosite not already owned by Inverness for $92.50 per share in cash. The letter was accompanied by a merger agreement signed by Inverness and copies of signed commitment letters from Inverness’ proposed financing sources.

The letter from Inverness states that Inverness may withdraw its offer in the event that Biosite does not make a public announcement by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, to the effect that, among other things, the Biosite Board of Directors has determined that the Inverness offer constitutes a superior proposal (as defined in the existing merger agreement between Biosite and Beckman Coulter, Inc. (NYSE: BEC)). In addition, the letter from Inverness states that Inverness may withdraw its offer in the event that Biosite fails to transmit a written notice to Beckman Coulter by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, stating that the matching period (as defined in the existing merger agreement between Biosite and Beckman Coulter) shall expire no later than 11:59 p.m., Eastern Daylight Time, on Tuesday, May 15, 2007. The letter from Inverness further contemplates that, in the event that the Inverness offer has not been withdrawn, the offer will remain open until 8:00 a.m., Eastern Daylight Time, on Wednesday, May 16, 2007. Complete copies of the letter from Inverness, the merger agreement signed by Inverness and the revised commitment letters are being filed with the SEC as exhibits to Amendment No. 15 to Biosite’s Schedule 14D-9 relating to Biosite’s existing merger agreement with Beckman Coulter.

The Biosite Board is evaluating Inverness’ offer, with the assistance of its financial advisor, Goldman Sachs & Co., and its legal advisors, Cooley Godward Kronish LLP and Potter Anderson & Corroon LLP.

As previously announced, a subsidiary of Beckman Coulter has commenced a cash tender offer pursuant to which such subsidiary is offering to acquire all of Biosite’s outstanding shares of common stock for $90.00 per share. Unless the tender offer is extended by Beckman Coulter, it and any withdrawal rights to which Biosite’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Tuesday, May 15, 2007 (the end of the day on Tuesday).

About Biosite

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The company’s products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. The Biosite Triage(R) rapid diagnostic tests are used in more than 70 percent of U.S. hospitals and in more than 60 international markets. Information on Biosite can be found at www.biosite.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Biosite’s control. For a list and description of risks and uncertainties associated with Biosite’s businesses, see Biosite’s reports filed with the Securities and Exchange Commission (SEC), including the “Risk Factors” section in its most recent annual report on Form 10-K filed with the SEC. Biosite disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where To Find It

Stockholders of Biosite are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Beckman Coulter and its acquisition subsidiary have filed tender offer materials with the SEC, and Biosite has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Biosite at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from (i) Beckman Coulter by mailing requests for such materials to: Beckman Coulter, Inc., Office of Investor Relations (M/S A-37-C), 4300 N. Harbor Blvd., P. O. Box 3100, Fullerton, CA 92834 and (ii) Biosite by mailing requests for such materials to: Investor Relations, Biosite, 9975 Summers Ridge Road, San Diego, California 92121.

In addition to the tender offer materials described above, Biosite and Beckman Coulter file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Biosite or Beckman Coulter at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Biosite’s and Beckman Coulter’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.